SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No. 1)
Corning Natural Gas Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
219381100

(CUSIP Number)
Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 20, 2006

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	219381100	Page	2	of	6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Richard M. Osborne Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(A) ☐
(B) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		83,233

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		83,233

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

83,233

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.4%

14	TYPE OF REPORTING PERSON*

OO

CUSIP No. 219381100	Page 3 of 6
Introduction.
     This Amendment No. 1 to Schedule 13D is filed on behalf of the Richard M. Osborne Trust, an Ohio trust (the “Trust”), relating to the acquisition of shares of common stock, par value $5.00 per share (the “Shares”), of Corning Natural Gas Corporation, a New York corporation (“Corning”). Richard M. Osborne is the sole trustee of the Trust.
Item 3. Source and Amount of Funds or Other Consideration.
     The Shares reported in Item 5(c) as having been acquired by the Trust were acquired for an aggregate purchase price of approximately $1,002,267.50 (excluding commissions) with funds of the Trust.
Item 4. Purpose of Transaction.
     Mr. Osborne has acquired additional Shares of Corning because he believes that they are undervalued. On July 19, 2006, Corning filed a Preliminary Proxy Statement on Schedule 14A with the Securities and Exchange Commission (the “Proxy Statement”) relating to the special meeting of stockholders of Corning to consider and vote on a proposed Agreement and Plan of Merger in which Corning would be acquired by C&T Enterprises, Inc. (the “Merger”). Mr. Osborne believes that the consideration proposed in the Merger does not represent adequate value for the stockholders of Corning. In its own Proxy Statement, Corning’s management admitted they have struggled with maintaining the supplies of natural gas due to a lack of capital and human resources which has stymied increases in stockholder value. Mr. Osborne is opposed to selling his Shares at what he believes is a price distressed by management’s failure to effectively run the business of Corning. Accordingly, Mr. Osborne intends to vote all of the Shares owned by the Trust against the Merger at the special meeting.
     The Proxy Statement states that Corning’s stockholders will receive $13.71 in cash, subject to adjustments, for each Share owned by them. Corning expects that after adjustments are made, the actual price per Share received in the Merger will range from between $12.63 and $17.66. However, the actual price per Share will not be determined until the closing of the Merger and could fall outside the range of prices predicted in the Proxy Statement. Even assuming the ultimate price per Share does fall within the predicted range, Mr. Osborne questions how stockholders will be able to make an informed decision on the Merger when the expected range of prices varies by almost 40%.
     In addition, Mr. Osborne is troubled by the apparent conflict of interests of Thomas K. Barry, Corning’s President and Chief Executive Officer, and Kenneth J. Robinson, the company’s Executive Vice President. Mr. Barry and Mr. Robinson stand to receive substantial payments as a result of the Merger. For example, Corning disclosed in the Proxy Statement that, as a result of the Merger, Mr. Barry and Mr. Robinson are entitled to receive $766,639 and $531,570, respectively, under their employment and change in control agreements, and that life insurance policies will be transferred to Mr. Barry and Mr. Robinson with cash surrender values of $235,518 and $151,059, respectively. Assuming a price per Share of $13.71, Corning’s stockholders will receive only $6.9 million as a result of the Merger, while Mr. Barry and Mr. Robinson will receive a total of $1.7 million. Mr. Barry and Mr. Robinson appear further

CUSIP No. 219381100	Page 4 of 6
conflicted because one of the mechanisms to increase the price per Share that Corning’s stockholders will receive as a result of the Merger is subject to Mr. Barry and Mr. Robinson’s agreement to voluntarily reduce their severance packages. Although not referenced in the Proxy Statement, according to documents previously filed by Corning with the Securities and Exchange Commission, Corning would continue to pay Mr. Barry and Mr. Robinson – but not the stockholders – after the Merger. Mr. Barry and Mr. Robinson are entitled to receive annual pension benefits currently estimated by Corning to be $76,860 and $56,238, respectively, upon their retirement after the Merger.
     None of the employment, change-in-control or insurance agreements referenced above appear to be filed with the Securities and Exchange Commission, as Mr. Osborne believes is required by applicable law and rules. Therefore, the amounts payable to Mr. Barry and Mr. Robinson are not able to be independently determined or verified. Mr. Osborne has requested these agreements from Corning in addition to requesting a stockholder list for the purpose of communicating with other stockholders regarding the affairs of Corning. This request is attached as Exhibit 7.1.
     The Trust and Mr. Osborne may decide to solicit proxies in connection with the special meeting and specifically reserve their right to do so. However, this Amendment No. 1 to Schedule 13D is not and should not be deemed to be a solicitation of proxies or consents with respect to any meeting of Corning’s stockholders. Any such solicitation by the Trust or Mr. Osborne would be made only pursuant to separate proxy or solicitation materials complying with all applicable requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
Item 5. Interest in Securities of the Issuer.
     (a) According to the most recently available filing with the Securities and Exchange Commission by Corning, there are 506,918 Shares outstanding.
     The Trust beneficially owns 83,233 Shares, or 16.4% of the outstanding Shares. As sole trustee of the Trust, Mr. Osborne may be deemed to beneficially own all Shares held by the Trust.
     (b) Mr. Osborne, as sole trustee of the Trust, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares held by the Trust.
     (c) On July 24, 2006, the Trust purchased a total of 49,642 Shares in a private transaction at a price of $18.75 a Share. In addition, since the filing of its original Schedule 13D, the Trust purchased 5,100 Shares in open market transactions as set forth below:

		Approximate Per Share Price (Excluding
Date	Number of Shares	Commissions)
5/18/06	600	$13.80
5/19/06	400	$14.15
5/25/06	600	$14.15

CUSIP No. 219381100	Page 5 of 6

		Approximate Per Share Price (Excluding
Date	Number of Shares	Commissions)
6/13/06	400	$14.00
6/25/06	10	$14.00
6/29/06	1,890	$14.00
6/30/06	100	$14.00
7/7/06	900	$14.00
7/20/06	200	$14.25
Item 7. Material to be Filed as Exhibits.
     Exhibit 7.1      Request to Corning from the Trust dated July 28, 2006

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 28, 2006

RICHARD M. OSBORNE TRUST

/s/ Richard M. Osborne

Richard M. Osborne, Trustee

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 7.1	Request to Corning from the Trust dated July 28, 2006